OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 1

IMPAC MORTGAGE HOLDINGS, INC.
Name of Issuer

common stock
Title of Class of Securities

45254P102
CUSIP Number

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
Name, address and telephone number of person authorized to receive notices and communications.

11/09/05
Date of event which requires filing of this statement.

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).












1	Name of Reporting Person			Howard Amster

2	If a member group					a)	/    /
								b) 	/X/

3	SEC Use only

4	Source of Funds					PF

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting			3,972,400
Beneficially
Owned By Each	8	Shared Voting		5,597,000
Reporting Person
With			9	Sole Dispositive		3,972,400

			10	Shared Dispositive	5,597,000

11	Aggregate Amount Beneficially owned		4,677,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  6.15 %

14	Type of Reporting Person			IN






























1	Name of Reporting Person		Howard M Amster 2005
							Charitable Remainder Unitrust

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					AF

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,900

11	Aggregate Amount Beneficially owned		5,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.01 %

14	Type of Reporting Person			OO




























1	Name of Reporting Person	Amster Limited Partnership

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship						USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,600

11	Aggregate Amount Beneficially owned		3,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01    %

14	Type of Reporting Person			PN




























1	Name of Reporting Person	Amster Trading Company

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship						USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,115,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,115,300

11	Aggregate Amount Beneficially owned	   	  246,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.32    %

14	Type of Reporting Person			CO






























1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					AF

5	Check if Disclosure


6	Citizenship						USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		905,200
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	905,200

11	Aggregate Amount Beneficially owned		905,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.19    %

14	Type of Reporting Person			OO


























1	Name of Reporting Person	Samuel J Heller

2	If a member group					a)	/    /
								b) 	/X/

3	SEC Use only

4	Source of Funds					PF

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,000

11	Aggregate Amount Beneficially owned		8,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01	 %

14	Type of Reporting Person			IN





























1	Name of Reporting Person	Samuel J Heller Irrevocable Trust


2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					OO

5	Check if Disclosure


6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,000

11	Aggregate Amount Beneficially owned		8,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO




























1	Name of Reporting Person	Let's Get Organized, Inc.

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		700
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	700

11	Aggregate Amount Beneficially owned		700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0 %

14	Type of Reporting Person			CO




























1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		25,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	25,000

11	Aggregate Amount Beneficially owned		25,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.03	 %

14	Type of Reporting Person			CO





























1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
							Partnership

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					00

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		25,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	25,000

11	Aggregate Amount Beneficially owned		25,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.03  %

14	Type of Reporting Person			00




























1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		430,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	430,800

11	Aggregate Amount Beneficially owned		430,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.57  %

14	Type of Reporting Person			BD






























1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship						USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		37,480
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	37,480

11	Aggregate Amount Beneficially owned		30,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04    %

14	Type of Reporting Person			CO




























1	Name of Reporting Person	Tova Financial, Inc. Charitable
						Remainder Unitrust

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					AF

5	Check if Disclosure


6	Citizenship						USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		6,580
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	6,580

11	Aggregate Amount Beneficially owned		6,580

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO




























1	Name of Reporting Person			ZAK Group LLC

2	If a member group					a)	/    /
								b)	/X/

3	SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,600

11	Aggregate Amount Beneficially owned		3,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.01 %

14	Type of Reporting Person			OO




























1	Name of Reporting Person	David Zlatin

2	If a member group					a)	/    /
								b) /X/

3	SEC Use only

4	Source of Funds					PF

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting		        7,130
Beneficially
Owned By Each	8	Shared Voting		480,580
Reporting Person
With			9	Sole Dispositive	    	  7,130

			10	Shared Dispositive	480,580

11	Aggregate Amount Beneficially owned		481,130

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.63  %

14	Type of Reporting Person			IN






























1	Name of Reporting Person	David Zlatin and Gilda Zlatin JTWROS

2	If a member group					a)	/    /
								b) /X/

3	SEC Use only

4	Source of Funds					PF

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		45,480
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	45,480

11	Aggregate Amount Beneficially owned		38,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.05  %

14	Type of Reporting Person			IN




























1	Name of Reporting Person			Gilda Zlatin

2	If a member group					a)	/    /
								b) /X/

3	SEC Use only

4	Source of Funds					PF

5	Check if Disclosure

6	Citizenship						U.S.A.

Number of Shares	7	Sole Voting		  	 2,120
Beneficially
Owned By Each	8	Shared Voting		45,480
Reporting Person
With			9	Sole Dispositive	  	 2,120

			10	Shared Dispositive	45,480

11	Aggregate Amount Beneficially owned		41,020

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.05  %

14	Type of Reporting Person			IN





























There are no changes to the Schedule 13D, as amended except as set forth in this first amendment.

Item	2.	Identity and Background

David Zlatin and Gilda Zlatin as Joint Tenants with Rights of Survivorship ("JTWROS")

David Zlatin and Gilda Zlatin are husband and wife. Except for their JTWROS holding, Tova Financial, Inc. and Tova Financial, Inc. Charitable Remainder Unitrust, each disclaims any shared voting and dispositive power over shares of Impac Mortgage Holdings, Inc. that each may own as a beneficial owner.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


Gilda Zlatin

a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher
	On leave/sabbatical.

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.













Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all 589,815 common shares with personal funds without borrowing. The total consideration for the purchases reported on this amendment is $ 5,963,654.25 bringing Howard Amster's investment to $ 64,381,181.67.

Howard M Amster 2005 Charitable Remainder Unitrust purchased all 3,300 common shares with trust assets without borrowing. The total consideration for the purchase reported on this amendment is $ 32,722.40 bringing Howard M Amster 2005 Charitable Remainder Unitrust's total investment to $ 65,874.77.

Amster Trading Company purchased all 105,985 common shares with working capital without borrowing. The total consideration for the purchase reported on this amendment is $ 1,098,438.05 bringing Amster Trading Company's total investment to $ 3,701,335.99.

Amster Trading Company Charitable Remainder Unitrusts purchased all 114,000 common shares with trust assets without borrowing.
The total consideration for the purchases reported on this amendment is $ 1,168,241.31 bringing the Amster Trading Company
Charitable Remainder Unitrusts's total investment to $ 13,332,163.66.

Ramat Securities Ltd. purchased 261,300 common shares with working capital without borrowing. The total consideration for the purchases reported on this amendment is $ 2,636,357 bringing Ramat Securities Ltd.'s total investment to $ 3,518,862.20.

Tova Financial, Inc. purchased all 22,900 common shares with working capital without borrowing. The total consideration for the purchases reported on this amendment is $ 227,274.45 bringing Tova Financial, Inc.'s total investment to $ 390,086.05.

Tova Financial, Inc. Charitable Remainder Unitrust purchased all 1,580 common shares with trust assets without borrowing.
The total consideration for the purchases reported on this amendment is $ 15,661.22 bringing Tova Financial, Inc. Charitable Remainder Unitrust's total investment to $127,305.72.

David Zlatin and Gilda Zlatin as JTROS purchased all 8,000 common shares with their personal funds and without borrowing. The total consideration for their purchase is $ 77,295.90.













Item	4.	Purpose of Transaction

Howard Amster, Howard M Amster 2005 Charitable Remainder
Unitrust, Amster Limited Partnership, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts,
Samuel J Heller, Samuel J. Heller Irrevocable Trust,
Let's Get Organized Inc., Pleasant Lake Apts. Corp.,
Pleasant Lake Apts. Ltd. Partnership, Ramat Securites Ltd.,
Tova Financial, Inc., Tova Financial Inc. Charitable Remainder Unitrust, Zak Group Ltd., David Zlatin, Gilda Zlatin, David Zlatin and Gilda Zlatin JTWROS acquired their shares for purposes of investment and may deemed to be a group.

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;


Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 76,058,363 shares.
Refer to 10-Q for quarterly period ending September 30, 2005.

(a)(b)	The aggregate amount owned by this Reporting Group is
5,652,430 shares or 7.43 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 3,972,400 shares or 5.22 % of the common outstanding shares.

Howard M Amster 2005 Charitable Remainder Unitrust owns
5,900 shares or 0.01 % of the common outstanding shares.

Amster Trading Company owns 246,100 shares or
0.32 % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 905,200 shares or 1.19 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 8,000 shares or 0.01 % of the common outstanding shares.

Let's Get Organized, Inc. owns 700 shares or 0.00 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 25,000 common shares or 0.03 % of the common outstanding shares.

Ramat Securities Ltd. owns 430,800 common shares or
0.57 % of the common outstanding shares.

Tova Financial, Inc. owns 30,900 common shares or 0.04 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 6,580 or 0.01 % of the common outstanding shares.

ZAK Group LLC owns 3,600 common shares or
0.01 % of the common outstanding shares.

David Zlatin owns 7,130 common shares or
0.01 % of the common outstanding shares.

David Zlatin and Gilda Zlatin as JTWROS owns
8,000 common shares or 0.01 % of the common outstanding shares.

Gilda Zlatin owns 2,120 common shares or
0.00 % of the common outstanding shares.


c)	Description of Transactions

All purchases were executed on a listed stock exchange as an open market transaction.

								Executing
Identity		Date		Shares	Price		Broker
Howard Amster	10/04/05         22400	12.2429	Bear, Stearns
and his 		10/14/05         56500	10.4613	Bear, Stearns
Individual		10/31/05        214900	10.0031	Bear, Stearns
Retirement Accounts11/01/05		1200	  9.8267	Bear, Stearns
			11/01/05         36100	  9.898	Bear, Stearns
			11/01/05		8300	  9.94	McDonald
			11/03/05         26100	 10.0993	Bear, Stearns
			11/07/05		7700	  9.9478	Bear, Stearns
			11/09/05		4000	  9.744	Bear, Stearns
			11/09/05         35500	  9.6867	Bear, Stearns
			11/10/05        135500	  9.8466	Bear, Stearns
			11/11/05         41615	10.349	Bear, Stearns

Howard M Amster	11/01/05		3300	  9.898	Bear, Stearns
2005 Charitable
Remainder Unitrust

Amster Trading	11/11/05        105985   10.349	Bear, Stearns
Company









Amster Trading	10/05/05		6000	11.1697	Bear, Stearns
Company		10/06/05         36000	10.4417	Bear, Stearns
Charitable		10/07/05         19800	10.3582	Bear, Stearns
Remainder		10/10/05         13800	10.1128	Bear, Stearns
Unitrusts		11/01/05          5600	  9.898	Bear, Stearns
			11/07/05		4300	  9.9478	Bear, Stearns
			11/10/05         28500	  9.8466	Bear, Stearns

Ramat Securities 	09/30/05		5000	 12.307	Bear, Stearns
Ltd.			10/03/05         22300	 12.36031	Bear, Stearns
			11/04/05         89900	  9.96174	Bear, Stearns
			11/07/05         52700	  9.91571	Bear, Stearns
			11/08/05		8200	  9.69048	Bear, Stearns
			11/08/05		7500	  9.6228	Bear, Stearns
			11/09/05         66700	  9.6541	Bear, Stearns
			11/09/05		9000	  9.50066	Bear, Stearns

Tova Financial, Inc.	11/04/05   22900	  9.9155	Bear, Stearns


Tova Financial, Inc.	10/31/05	1040	 10.0031	Bear, Stearns
Charitable Remainder	11/10/05	 540	  9.6		Bear, Stearns
Unitrust

David Zlatin &		11/08/05	8000	  9.6483	Bear, Stearns
Gilda Zlatin JTWOS






























Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		November 14, 2005



/s/
Howard Amster


/s/
Howard M Amster 2005 Charitable Remainder Unitrust
		By:	Howard Amster
Title:	Trustee


/s/
Amster Limited Partnership
By:		Howard Amster
Title:	General Partner


/s/
Amster Trading Company
By:		Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrusts
By:		Howard Amster
Title:	Trustee


/s/
Samuel J Heller


/s/
Samuel J Heller Irrevocable Trust
By:		Howard Amster
Title:	Trustee




/s/
Let's Get Organized Inc.
By:		David Zlatin
Title:	President







/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


/s/
Pleasant Lake Apts. Ltd. Partnership
By:		Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal


/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President


/s/
Tova Financial, Inc. Charitable Remainder Unitrust
By:		David Zlatin & Gilda Zlatin
Title:	Co-trustees


/s/
Zak Group LLC
By:		David Zlatin
Title:	Member


/s/
David Zlatin


/s/			/s/
David Zlatin and Gilda Zlatin as JTWOS


/s/
Gilda Zlatin